# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Atara Biotherapeutics, Inc., CIK 0001604464
CUSIP: 046513206
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1280 Rancho Conejo Blvd, Thousand Oaks, California (CA), 91320
Date of event which requires filing of this statement: 11/12/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001104659-25-052422
Filed by CIK 0001425738
Persons authorized to receive notices and communications: Joshua Garcia, Redmile Group, LLC, One Letterman Drive Bldg D, Ste D3-300, San Francisco, California (CA), 94129, (415) 489-9980

## Reporting persons
- Redmile Group, LLC (CIK 0001425738): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 751,223; sole dispositive power 0; shared dispositive power 751,223; aggregate amount beneficially owned 751,223 (9.9% of the class)
  Comment: Redmile Group, LLC's beneficial ownership of the Issuer's common stock ("Common Stock") is comprised of 441,701 shares of Common Stock owned by certain private investment vehicles managed by Redmile Group, LLC (the "Redmile Funds"), including RedCo I, L.P. ("RedCo I"), Redmile Biopharma Investments II, L.P. ("RBI II") and Redmile Strategic Long Only Trading Sub, Ltd. ("Redmile Long Only"). Subject to the Beneficial Ownership Blocker (as defined below), Redmile Group, LLC may also be deemed to beneficially own 3,412,843 shares of Common Stock issuable upon exercise of certain pre-funded warrants to purchase Common Stock (the "Warrants") held directly by the Redmile Funds. Pursuant to the terms of the Warrants, the Issuer may not effect any exercise of the Warrants, and a holder of a Warrants does not have the right to exercise the Warrants held by such holder, to the extent that after giving effect to such issuance after exercise, the holder (together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates), would beneficially own in excess of 9.99% (the "Beneficial Ownership Limitation") of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issued upon exercise of the Warrant (the "Beneficial Ownership Blocker"). The Beneficial Ownership Limitation may be changed at a holder's election upon 61 days' notice to the Issuer. The 751,223 shares of Common Stock reported as beneficially owned by Redmile Group, LLC in this Schedule 13D represent 9.99% of the outstanding shares of Common Stock (calculated in accordance with the footnote below) and includes 309,522 shares of Common Stock that could be issued upon exercise of certain of the Warrants directly held by the Redmile Funds under the Beneficial Ownership Blocker. The reported securities may be deemed beneficially owned by Redmile Group, LLC as investment manager of the Redmile Funds. The reported securities may also be deemed beneficially owned by Jeremy C. Green as the principal of Redmile Group, LLC. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.
  
  Percentage based on the sum of: (i) 7,210,235 shares of Common Stock outstanding as of November 6, 2025, as reported by the Issuer in its Form 10-Q for the quarterly period ended September 30, 2025 filed with the Securities and Exchange Commission (the "SEC") on November 11, 2025 (the "Form 10-Q"), plus (ii) 309,522 shares of Common Stock issuable upon exercise of the Warrants directly held by the Redmile Funds, which due to the Beneficial Ownership Limitation is the maximum number of shares that could be issued upon exercise of those Warrants.
- Jeremy C. Green (CIK 0001650527): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 0; shared voting power 751,223; sole dispositive power 0; shared dispositive power 751,223; aggregate amount beneficially owned 751,223 (9.9% of the class)
  Comment: Jeremy C. Green's beneficial ownership of Common Stock is comprised of 441,701 shares of Common Stock owned by the Redmile Funds, including RedCo I, RBI II and Redmile Long Only. Subject to the Beneficial Ownership Blocker, Mr. Green may also be deemed to beneficially own 3,412,843 shares of Common Stock issuable upon exercise of the Warrants held directly by the Redmile Funds. Pursuant to the terms of the Warrants, the Issuer may not effect any exercise of the Warrant, and a holder of a Warrant does not have the right to exercise the Warrant held by such holder, to the extent that the Beneficial Ownership Blocker applies. The 751,223 shares of Common Stock reported as beneficially owned by Mr. Green in this Schedule 13D represent 9.99% of the outstanding shares of Common Stock (calculated in accordance with the footnote below) and includes 309,522 shares of Common Stock that could be issued upon exercise of certain of the Warrants directly held by the Redmile Funds under the Beneficial Ownership Blocker. The reported securities may be deemed beneficially owned by Redmile Group, LLC as investment manager of the Redmile Funds. The reported securities may also be deemed beneficially owned by Jeremy C. Green as the principal of Redmile Group, LLC. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.
  
  Percentage based on the sum of: (i) 7,210,235 shares of Common Stock outstanding as of November 6, 2025, as reported by the Issuer in its Form 10-Q, plus (ii) 309,522 shares of Common Stock issuable upon exercise of the Warrants directly held by the Redmile Funds, which due to the Beneficial Ownership Limitation is the maximum number of shares that could be issued upon exercise of those Warrants.
- RedCo I, L.P. (CIK 0001813157): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 347,442; sole dispositive power 0; shared dispositive power 347,442; aggregate amount beneficially owned 347,442 (4.7% of the class)
  Comment: The shares of Common Stock reported as beneficially owned by RedCo I in this Schedule 13D represent the 191,226 shares of Common Stock held directly by RedCo I and the 156,216 shares of Common Stock that could be issued to RedCo I upon exercise of the Warrants directly held by RedCo I.
  
  Percentage based on the sum of: (i) 7,210,235 shares of Common Stock outstanding as of November 6, 2025, as reported by the Issuer in its Form 10-Q, plus (ii) 156,216 shares of Common Stock issuable upon exercise of the Warrants directly held by RedCo I.
- Redmile Biopharma Investments II, L.P. (CIK 0001772230): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 452,153; sole dispositive power 0; shared dispositive power 452,153; aggregate amount beneficially owned 452,153 (6% of the class)
  Comment: RBI II's beneficial ownership of Common Stock is comprised of 142,631 shares of Common Stock directly held by RBI II. Subject to the Beneficial Ownership Blocker, RBI II may also be deemed to beneficially own 2,054,155 shares of Common Stock issuable upon exercise of the Warrants directly held by RBI II. Pursuant to the terms of the Warrants, the Issuer may not effect any exercise of any Warrant, and a holder of a Warrant does not have the right to exercise any portion of the Warrant held by such holder, if the Beneficial Ownership Blocker applies. The shares of Common Stock reported as beneficially owned by RBI II in this Schedule 13D represent the shares of Common Stock held directly by RBI II and the 309,522 shares of Common Stock that could be issued to RBI II upon exercise of certain of the Warrants directly held by RBI II under the Beneficial Ownership Blocker.
  
  Percentage based on the sum of: (i) 7,210,235 shares of Common Stock outstanding as of November 6, 2025, as reported by the Issuer in its Form 10-Q, plus (ii) 309,522 shares of Common Stock issuable upon exercise of the Warrants directly held by RBI II, which due to the Beneficial Ownership Limitation is the maximum number of shares that could be issued upon exercise of those Warrants.
- Redmile Strategic Long Only Trading Sub, Ltd. (CIK 0002048243): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 376,377; sole dispositive power 0; shared dispositive power 376,377; aggregate amount beneficially owned 376,377 (5% of the class)
  Comment: Redmile Long Only's beneficial ownership of Common Stock is comprised of 66,855 shares of Common Stock directly held by Redmile Long Only. Subject to the Beneficial Ownership Blocker, Redmile Long Only may also be deemed to beneficially own 827,581 shares of Common Stock issuable upon exercise of the Warrants directly held by Redmile Long Only. Pursuant to the terms of the Warrants, the Issuer may not effect any exercise of any Warrant, and a holder of a Warrant does not have the right to exercise any portion of the Warrant held by such holder, if the Beneficial Ownership Blocker applies. The shares of Common Stock reported as beneficially owned by Redmile Long Only in this Schedule 13D represent the shares of Common Stock held directly by Redmile Long Only and the 309,522 shares of Common Stock that could be issued to Redmile Long Only upon exercise of certain of the Warrants directly held by Redmile Long Only under the Beneficial Ownership Blocker.
  
  Percentage based on the sum of: (i) 7,210,235 shares of Common Stock outstanding as of November 6, 2025, as reported by the Issuer in its Form 10-Q, plus (ii) 309,522 shares of Common Stock issuable upon exercise of the Warrants directly held by Redmile Long Only, which due to the Beneficial Ownership Limitation is the maximum number of shares that could be issued upon exercise of those Warrants.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Atara Biotherapeutics, Inc.
Address of issuer's principal executive offices: 1280 Rancho Conejo Blvd, Thousand Oaks, California (CA), 91320

## Item 2. Identity and Background
Name of person filing:
This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed with the SEC on May 23, 2025 (the "Prior Schedule 13D") to reflect the addition of Redmile Strategic Long Only Trading Sub, Ltd. ("Redmile Long Only").

Redmile Long Only became a reporting person solely as a result of an increase in the aggregate number of the Issuer's outstanding Common Stock, which increased the number of shares of Common Stock issuable to Redmile Long Only upon exercise of certain pre-funded warrants to purchase Common Stock under the beneficial ownership limitation. The Reporting Persons have not engaged in any transactions since the Prior Schedule 13D. Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings set forth in the Prior Schedule 13D. Except as specifically amended by this Amendment No. 1, the Prior Schedule 13D is unchanged.

Item 2(a) of the Prior Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D is being filed jointly by Redmile Group, LLC ("Redmile"), Jeremy C. Green, RedCo I, L.P. ("RedCo I"), Redmile Biopharma Investments II, L.P. ("RBI II"), and Redmile Long Only (collectively with Redmile, Mr. Green, RedCo I and RBI II, the "Reporting Persons"), pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as separate persons and not as members of a group. See Exhibit 99.1 to this Schedule 13D for their Joint Filing Agreement.
Residence or business address:
Item 2(b) of the Prior Schedule 13D is hereby amended and restated in its entirety as follows:

Redmile:
One Letterman Drive
Building D, Suite D3-300
The Presidio of San Francisco
San Francisco, California 94129

Jeremy C. Green:
c/o Redmile Group, LLC (NY Office)
45 W. 27th Street, Floor 11
New York, NY 10001

RedCo I:
c/o Redmile Group, LLC
One Letterman Drive
Building D, Suite D3-300
The Presidio of San Francisco
San Francisco, California 94129

RBI II:
c/o Redmile Group, LLC
One Letterman Drive
Building D, Suite D3-300
The Presidio of San Francisco
San Francisco, California 94129

Redmile Long Only:
c/o Redmile Group, LLC
One Letterman Drive
Building D, Suite D3-300
The Presidio of San Francisco
San Francisco, California 94129
Present principal occupation or employment:
Item 2(c) of the Prior Schedule 13D is hereby amended and restated in its entirety as follows:

Redmile: investment manager/adviser to certain private investment vehicles
Jeremy C. Green: managing member of Redmile
RedCo I: private investment fund
RBI II: private investment fund
Redmile Long Only: private investment fund
Citizenship:
Item 2(f) of the Prior Schedule 13D is hereby amended and restated in its entirety as follows:

Redmile: Delaware
Jeremy C. Green: United Kingdom
RedCo I: Delaware
RBI II: Delaware
Redmile Long Only: Cayman Islands

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Prior Schedule 13D is hereby amended and restated in its entirety as follows:

The aggregate amount of shares of Common Stock that may be deemed beneficially owned by the Reporting Persons is comprised of (i) 441,701 shares of Common Stock held by the Redmile Funds, including the 191,226 shares of Common Stock directly held by RedCo I, the 142,631 shares of Common Stock directly held by RBI II and the 66,855 shares of Common Stock directly held by Redmile Long Only, and (ii) in each case subject to the Beneficial Ownership Blocker, 3,412,843 shares of Common Stock issuable upon exercise of certain pre-funded warrants to purchase Common Stock (the "Warrants"), including the 156,216 shares of Common Stock issuable upon exercise of the Warrants directly held by RedCo I, the 2,054,155 shares of Common Stock issuable upon exercise of the Warrants directly held by RBI II, and the 827,581 shares of Common Stock issuable upon exercise of the Warrants directly held by Redmile Long Only. Redmile is the investment manager to the Redmile Funds and, in such capacity, exercises voting and investment power over all of the shares held by the Redmile Funds and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile and also may be deemed to be the beneficial owner of these shares. Redmile and Mr. Green each disclaims beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

Pursuant to the terms of the Warrants, the Issuer may not effect any exercise of the Warrants, and a holder of a Warrants does not have the right to exercise the Warrants held by such holder, to the extent that after giving effect to such issuance after exercise, the holder (together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates), would beneficially own in excess of 9.99% (the "Beneficial Ownership Limitation") of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issued upon exercise of the Warrant (the "Beneficial Ownership Blocker"). The Beneficial Ownership Limitation may be changed at a holder's election upon 61 days' notice to the Issuer.

The 751,223 shares of Common Stock reported as beneficially owned by Redmile and Mr. Green in this Schedule 13D represent 9.99% of the outstanding shares of Common Stock. The 347,442 shares of Common Stock reported as beneficially owned by RedCo I in this Schedule 13D represent 4.7% of the outstanding shares of Common Stock. The 452,153 shares of Common Stock reported as beneficially owned by RBI II in this Schedule 13D represent 6.0% of the outstanding shares of Common Stock. The 376,377 shares of Common Stock reported as beneficially owned by Redmile Long Only in this Schedule 13D represent 5.0% of the outstanding shares of Common Stock.

For purposes of this Schedule 13D, the percent of class for each Reporting Person, other than RedCo I, was calculated based on sum of: (i) 7,210,235 shares of Common Stock outstanding as of November 6, 2025, as reported by the Issuer in its Form 10-Q for the quarterly period ended September 30, 2025 filed with the SEC on November 12, 2025 (the "Form 10-Q"), plus (ii) 309,522 shares of Common Stock issuable upon exercise of the Warrants directly held by the Redmile Funds, which due to the Beneficial Ownership Limitation is the maximum number of shares that could be issued upon exercise of those Warrants. The percent of class for RedCo I was calculated based on sum of: (i) 7,210,235 shares of Common Stock outstanding as of November 6, 2025, as reported by the Issuer in its Form 10-Q, plus (ii) 156,216 shares of Common Stock issuable upon exercise of the Warrants directly held by RedCo I, which due to the Beneficial Ownership Limitation is the maximum number of shares that could be issued upon exercise of those Warrants.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Prior Schedule 13D is hereby amended and restated in its entirety as follows:

Redmile:
(1) Sole Voting Power: 0
(2) Shared Voting Power: 751,223
(3) Sole Dispositive Power: 0
(4) Shared Dispositive Power: 751,223

Jeremy C. Green:
(1) Sole Voting Power: 0
(2) Shared Voting Power: 751,223
(3) Sole Dispositive Power: 0
(4) Shared Dispositive Power: 751,223

RedCo I:
(1) Sole Voting Power: 0
(2) Shared Voting Power: 347,442
(3) Sole Dispositive Power: 0
(4) Shared Dispositive Power: 347,442

RBI II:
(1) Sole Voting Power: 0
(2) Shared Voting Power: 452,153
(3) Sole Dispositive Power: 0
(4) Shared Dispositive Power: 452,153

Redmile Long Only:
(1) Sole Voting Power: 0
(2) Shared Voting Power: 376,377
(3) Sole Dispositive Power: 0
(4) Shared Dispositive Power: 376,377
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: RedCo I ceased to be a 5% beneficial owner when the Issuer reported the increase in its outstanding Common Stock in its Form 10-Q filed on November 12, 2025.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.3: Joint Filing Agreement, dated as of November 14, 2025, by and among Redmile, Jeremy C. Green, RedCo I, RBI II and Redmile Long Only.

## Signatures
- Redmile Group, LLC: /s/ Jeremy C. Green, Managing Member (11/14/2025)
- Jeremy C. Green: /s/ Jeremy C. Green, Jeremy C. Green (11/14/2025)
- RedCo I, L.P.: /s/ Jeremy C. Green, Managing Member of RedCo I (GP), LLC, general partner of RedCo I, L.P. (11/14/2025)
- Redmile Biopharma Investments II, L.P.: /s/ Jeremy C. Green, Managing Member of Redmile Biopharma Investments II (GP), LLC, general partner of Redmile Biopharma Investments II, L.P. (11/14/2025)
- Redmile Strategic Long Only Trading Sub, Ltd.: /s/ Jeremy C. Green, Managing Member of Redmile Group, LLC, investment manager of Redmile Strategic Long Only Trading Sub, Ltd. (11/14/2025)